Exhibit 99.1

Freight Technologies Announces Strategic Update on Transition to AI-Powered, Software-First Logistics Technology Company

Company explores strategic alternatives for online brokerage business, including potential sale, as it accelerates commercialization of proprietary SaaS and AI platform

HOUSTON – April 2, 2026 – Freight Technologies, Inc. (Nasdaq: FRGT, “Fr8Tech” or the “Company”), a technology-centric logistics company offering a diversified portfolio of AI software solutions designed to address key inefficiencies in the supply chain, today announced progress in its transformation from an OTR online freight broker to a software-first, AI-native logistics technology company. As part of the Company’s strategic transition, the Company also announced that it is exploring strategic alternatives for its online brokerage operations, including its potential sale, and has engaged with multiple interested parties as part of that process. The Company’s Board of Directors is overseeing the evaluation of strategic alternatives for the brokerage operations.

Fr8Tech emphasized that these discussions are preliminary and exploratory in nature, and there can be no assurance that the exploration of strategic alternatives will result in any transaction. The Company does not intend to provide further updates on this process unless and until a definitive agreement is reached or disclosure is otherwise required.

The Company’s brokerage operations have served as the proving ground for the AI-enabled automation technologies that continuously drive speed, efficiency, accuracy, and cost reductions across the supply chain. As Fr8Tech’s software platforms — including Fleet Rocket, Zayren, and Fr8Radar — have matured and gained commercial traction, the Company has determined that a focused, AI-software business model represents the most direct path to deliver long-term value in the market. The Company’s enterprise customer relationships, technology infrastructure, and AI development pipeline are unaffected by the strategic review process.

“When we announced our strategic pivot in early 2025, we made a commitment to all our stakeholders that Fr8Tech would become a software-first logistics company,” said Javier Selgas, Chief Executive Officer of Freight Technologies. “Every milestone since then has been a step in that direction: Fleet Rocket in production, Zayren and Zayren Pro commercially deployed, our AI platform delivering improved domestic booking efficiency, and our operations running at scale with significantly reduced headcount of the prior year. Evaluating strategic alternatives for our brokerage business is the logical next step in that journey. It reflects our conviction that the highest-value path forward is one where our capital, our talent, and our technology are fully concentrated on software.”

The pace of platform commercialization over the past twelve months reflects a business that has moved from strategic intent to operational reality. Fleet Rocket, the Company’s cloud-based TMS, has expanded to enterprise clients deploying its full suite of capabilities — including AI Tendering Bot, Zayren.ai integration, GPS tracking, ETA predictions, and ERP integration. Zayren Pro, the premium SaaS tier of the Company’s AI pricing and carrier-matching platform, launched in January 2026 with unlimited AI Agent usage and a proprietary Carrier Portal that allows carriers to self-onboard and manage lane preferences. Fr8Radar, Fleet Rocket’s real-time geolocation module, now integrates 73 GPS network providers across the U.S. and Mexico — together, these deployments represent a unified, intelligence-led platform that is generating recurring software contracts and operating autonomously at scale.

“Our AI Lab has been built from the ground up to solve the hardest problems in cross-border logistics — rate volatility, carrier matching, real-time coordination — and what we have deployed is only the beginning of what this platform is capable of,” said Umberto León Domínguez, Director of the Fr8Tech AI Lab. “The next phase of our roadmap — agentic AI workflows, voice-based freight coordination, and advanced predictive pricing — will further define Fr8Tech as the technology standard for the USMCA corridor.”

The cross-border freight market that Fr8Tech targets represents a massive technology-adoption opportunity in North American logistics. U.S.–Mexico trade represents one of the largest and fastest-growing trade corridors in the world, driven by increased nearshoring investment along the U.S.–Mexico border, yet a substantial portion of freight operations in this corridor remain fragmented, manual, and technology-deficient. Fr8Tech believes its integrated software platform — now commercially deployed, generating recurring software contracts, and backed by proprietary AI developed entirely in-house — is well positioned to pursue this market opportunity.

Fr8Tech’s full product portfolio — Fr8App, Fr8Fleet, Fr8Now, Waavely, Fleet Rocket, Zayren / Zayren Pro, and Fr8Radar — remains fully operational and commercially available.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Freight Technologies Inc.

Freight Technologies (Nasdaq: FRGT) (“Fr8Tech”) is a technology company offering a diverse portfolio of proprietary platform solutions powered by AI and machine learning to optimize and automate the supply chain process. Focused on addressing the distinct challenges within the supply chain ecosystem, the Company’s portfolio of solutions includes the Fr8App platform for seamless OTR B2B cross-border shipping across the USMCA region; Fr8Now, a specialized service for less-than-truckload (LTL) shipping; Fr8Fleet, a dedicated capacity service for enterprise clients in Mexico; Waavely, a digital platform for efficient ocean freight booking and management of container shipments between North America and ports worldwide; Fleet Rocket, a nimble, scalable and cost-effective Transportation Management System (TMS) for brokers, shippers, and other logistics operators; and Zayren, an AI-based, machine learning pricing-prediction tool and carrier-matching platform designed specifically for cross-border and domestic OTR freight shipments across Mexico and the United States. Together, each product is interconnected within a unified platform to network carriers and shippers and significantly improve matching and operation efficiency via innovative technologies such as live pricing and real-time tracking, digital freight marketplace, brokerage support, transportation management, fleet management, and committed capacity solutions. For more information, please visit fr8technologies.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Fr8Tech’s and Fr8App Inc.’s actual results may differ from their expectations, estimates and projections and, consequently, readers should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Fr8Tech’s and Fr8App Inc.’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the inability to obtain or maintain the listing of Fr8Tech’s ordinary shares on Nasdaq; (2) changes in applicable laws or regulations; (3) the possibility that Fr8Tech or Fr8App Inc. may be adversely affected by other economic, business and/or competitive factors; (4) risks relating to the uncertainty of the projected financial information with respect to Fr8App Inc.; (5) risks related to the organic and inorganic growth of Fr8App Inc.’s business and the timing of expected business milestones; and (6) other risks and uncertainties identified, including those under “Risk Factors,” to be filed in Fr8Tech’s other filings with the Securities and Exchange Commission.

Fr8Tech cautions that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Fr8Tech and Fr8App Inc. caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Fr8Tech and Fr8App Inc. do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

Fr8Tech Contact:

Jason Finkelstein

IGNITION Investor Relations

investors@fr8technologies.com